Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

December 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Registration Statement on Form SB-2 filed February 14, 2005
      File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 9 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on December 2, 2005. This letter responds to the Commission's letter to the Company, dated November 30, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

General

1. Please file as correspondence on EDGAR the response letter you submitted to us on October 25, 2005.

      In response to the Staff's comment above, the response letter submitted to the Commission on October 25, 2005 has been filed as correspondence.

2. We note that 12,071,309 shares of ACS common stock will be distributed to PATY stockholders, 1,705,756 of which will represent restricted shares distributed to purchasers in PATY's private offering who became PATY shareholders before the record date for the distribution of ACS stock was set. Please advise us as to how this figure is consistent with your disclosure that purchasers in PATY's private offering purchased an aggregate of 3,411,512 shares of PATY common stock and that 547,244 additional shares of PATY common stock were issued in connection with the

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Securities and Exchange Commission
December 5, 2005
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      CareGuide acquisition, for an aggregate of 3,958,756 shares of PATY common stock. Since one share of ACS common stock is being issued for every two shares of PATY common stock outstanding, and after taking into account the reverse stock split of 1-for-1.1246645 effective as of November 14, 2005, it appears that approximately 1,759,971 shares of ACS common stock would be issued privately as a result of these transactions. Please advise us to how you determine that 1,705,756 is the correct figure.

      In response to the Staff's comment above, we have revised the Registration Statement to reflect the corrected number of shares. These revisions include rounding related to fractional shares and, additionally the previous filing did not exclude from the number of shares registered the 273,618 shares of common stock of ACS that would be issued in connection with the CareGuide acquisition in lieu of accrued dividends on preferred stock which should not have been included. We also noted that the description of the 1.1246645 for 1 stock split effective November 14, 2005 has been modified to make more clear that the stock split was in fact a forward split.

      As a note, an aggregate of 12,071,309 shares are being distributed by the Registrant, of which 10,091,899 shares are being distributed pursuant to the Registration Statement and 1,979,410 shares are being issued privately . Further approximately 300,000 shares are being retained by Patient Infosystems, of which 146,482 shares are being registered for resale by the Registrant from time to time. The Registration Statement now clearly reflects these distinctions.

      Shares to be issued privately include 1,705,792 shares to Patient Infosystems private placement investors (issued on a one for two basis from 3,411,512 PATY shares) and 273,618 shares to holders of shares issued in lieu of PATY preferred stock dividends in connection with the Care Guide Acquisition (issued on a one for two basis from 547,244 PATY shares) for a total of 1,979,410 shares. Note that share amounts do not convert exactly on a one for two basis due to rounding of fractional shares.

Liquidity and Capital Resources, page 22

3. We note you have amended this filing to increase the number of your shares that Mr. Pappajohn, Dr. Schaffer and Mr. Kinley would receive in connection with their warrants as well as a decrease in the exercise prices of the warrants from $0.45 to $.40 per share from $.55 to $49 per share. Please advise us as to the reason for the increase. If there have been amendments to the Stock Purchase Warrant agreements, please file the amended agreements as Exhibits.

      The warrant agreements have not been amended. The stated exercise price and number of warrants outstanding were adjusted to reflect the effect of anti-dilution adjustments on the Warrants resulting from the 1.1246645 for 1 stock split effective November 14, 2005.

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Securities and Exchange Commission
December 5, 2005
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Certain Relationships and Related Transactions, page 33

4. Please advise us as to why you removed disclosure from the prospectus indicating that ACS used $1.45 million from its credit line to satisfy intercompany indebtedness to PATY. If this did, in fact, occur, please revise to include this disclosure. If not, please revise to disclose the current balance due to PATY by ACS as well as the current amount of the credit line that has been drawn down and the uses of the funds drawn from the credit line.

      In response to the Staff's comment above, the Registration Statement has been revised at page 30. The disclosure was inadvertently deleted including details with respect thereto.

Financial Statements

Notes to Unaudited Condensed Financial Statements for the Period Ended September 30, 2005

Issuance of Warrants, page F-25

5. We note that you plan on filing a registration statement for the benefit of the holders of ACS common stock who acquire shares of Patient Infosystems during the October 2005 offering. Advise us if you have any requirements to also register the shares underlying the recent issuances of warrants as part of that registration statement. Note paragraphs 14-18 of EITF 00-19, which discusses the accounting treatment when a contract is not permitted to be settled in unregistered shares. In addition please provide us with the general terms of the warrants. For example, please advise us whether or not there is a cashless exercise option associated with your warrants, which would permit the warrant holder to exercise the warrant without paying cash and to receive the intrinsic value of the warrants in an equivalent number of shares of common stock.

      The warrant agreements do not contain any requirement to register the shares underlying the warrants and therefore paragraphs 14-18 of EITF 00-19 regarding the accounting treatment when a contract is not permitted to be settled in unregistered shares do not apply.

      The general terms of the warrants include the following:

      a. Term                 Five years from date of issuance

      b. Exercise price and   As specified in each stock purchase warrant. The
      number of shares;       number of shares and exercise price will be
      restricted securities   adjusted for stock splits, dividends and similar
                              transactions. The warrants are exercisable to purchase restricted securities.

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Securities and Exchange Commission
December 5, 2005
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      c. Payment for shares   May be paid by the warrant holder in cash or may
                              elect to receive shares in a "net exercise." The warrant holder does not have the option to receive any cash payments, except for the value of a fractional share.

      d. Anti-dilution        The warrants contain a provision whereby the
      provisions              exercise price of the warrants and the number and
                              kind of securities purchasable under the warrant may be adjusted in a number of circumstances which would lead to the dilution of the warrant holder.

      e. Notice provisions    The warrant holders are entitled to notice when
                              certain corporate actions occur.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

6. We reissue comment 3, from our Comment Letter dated October 11, 2005, in part. Please break out your disclosure to discuss the specific issuances of warrants made to each individual, including the dates of the issuances.

In response to the Staff's comment above, the specific issuances of warrants made to each individual has been set forth in Item 26 including details with respect thereto.

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an